Ridgewood UK, LLC

                        Consolidated Financial Statements

                        December 31, 2004, 2003 and 2002

             Report of Independent Registered Public Accounting Firm

Members
Ridgewood UK, LLC

We have audited the accompanying consolidated balance sheets of Ridgewood UK, LLC ("Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in members' equity, comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ridgewood UK, LLC as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Perelson Weiner LLP

New York, New York
October 31, 2005

             Report of Independent Registered Public Accounting Firm

To the Members of
Ridgewood UK, LLC

In our opinion, the accompanying consolidated statements of operations, comprehensive loss, changes in members' equity and of cash flows for the year ended December 31, 2002 present fairly, in all material respects, the results of operations and cash flows of Ridgewood UK, LLC (the "Company") for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Florham Park, NJ
May 29, 2003

Ridgewood UK, LLC
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                          December 31,
                                                                               ---------------------------------
                                                                                    2004                 2003
                                                                               -------------       -------------
Assets:
Cash and cash equivalents                                                      $  23,453,588       $  33,283,249
Trade receivables                                                                  4,974,322           3,419,671
Other current assets                                                               2,363,066           2,426,665
                                                                               -------------       -------------
  Total current assets                                                            30,790,976          39,129,585
                                                                               -------------       -------------

Plant and equipment                                                               53,792,387          36,011,951
Construction in progress                                                          10,101,164           6,576,893
                                                                               -------------       -------------
                                                                                  63,893,551          42,588,844
Accumulated depreciation                                                         (11,555,595)         (7,248,466)
                                                                               -------------       -------------
                                                                                  52,337,956          35,340,378
                                                                               -------------       -------------

Electric power sales contracts and other intangibles                              26,077,459          24,165,360
Accumulated amortization                                                          (8,604,643)         (6,366,794)
                                                                               -------------       -------------
                                                                                  17,472,816          17,798,566
                                                                               -------------       -------------

Other non-current assets                                                             674,715             760,058
                                                                               -------------       -------------

  Total assets                                                                 $ 101,276,463       $  93,028,587
                                                                               =============       =============


Liabilities and Members' Equity:
Liabilities:
Accounts payable                                                               $   1,997,220       $   3,676,900
Accrued expenses                                                                   3,898,427           4,029,517
Current portion of long-term debt                                                  1,892,775           1,562,972
Current portion of capital lease obligations (principally affiliates)              1,829,552             772,554
Current portion of construction advances - affiliates                                341,933             338,004
Due to affiliates                                                                    661,392           1,912,998
Other current liabilities                                                             48,676              14,287
                                                                               -------------       -------------
  Total current liabilities                                                       10,669,975          12,307,232

Long-term debt, less current portion                                              21,065,111          21,193,090
Capital lease obligations, less current portion (principally affiliates)          23,653,518          10,198,319
Construction advances, less current portion - affiliates                          35,685,487          34,178,955
Deferred income taxes                                                                994,072             753,979
Minority interest                                                                  1,423,814           2,030,568

Commitments and contingencies

Members' equity                                                                    7,784,486          12,366,444
                                                                               -------------       -------------

  Total liabilities and members' equity                                        $ 101,276,463       $  93,028,587
                                                                               -------------       -------------

        See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                       For the Year Ended December 31,
                                                              --------------------------------------------------
                                                                  2004               2003               2002
                                                              ------------       ------------       ------------
Power generation revenue                                      $ 22,776,328       $ 13,713,905       $  9,120,088

Cost of revenue, including depreciation and amortization
  of $5,161,765, $3,547,985 and $2,978,809 in 2004,
  2003 and 2002, respectively                                   20,484,901         13,633,056          9,991,516
                                                              ------------       ------------       ------------

Gross profit (loss)                                              2,291,427             80,849           (871,428)
                                                              ------------       ------------       ------------

Other operating expenses:
    General and administrative expenses                            528,422            545,567            451,224
    Write down of investments in power generation
         projects                                                       --                 --            854,367
                                                              ------------       ------------       ------------
              Total other operating expenses                       528,422            545,567          1,305,591
                                                              ------------       ------------       ------------

 Income (loss) from operations                                   1,763,004           (464,718)        (2,177,019)
                                                              ------------       ------------       ------------

Other (expense) income:
     Interest income                                               348,787            184,878             82,280
     Interest expense                                           (4,007,812)        (2,493,943)        (1,765,644)
     Equity income in Spanish landfill projects                         --                 --             94,781
                                                              ------------       ------------       ------------
            Total other expense, net                            (3,659,025)        (2,309,065)        (1,588,583)
                                                              ------------       ------------       ------------

Loss before income taxes and minority interest                  (1,896,020)        (2,773,783)        (3,765,602)

Income tax expense (benefit)                                       168,670           (347,639)          (168,847)
                                                              ------------       ------------       ------------

Net loss before minority interest                               (2,064,690)        (2,426,144)        (3,596,755)

Minority interest in loss of CLP Holdings, Ltd                     222,034            335,996            779,603
                                                              ------------       ------------       ------------

Net loss                                                      $ (1,842,656)      $ (2,090,148)      $ (2,817,152)
                                                              ------------       ------------       ------------

        See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Changes in Members' Equity
--------------------------------------------------------------------------------

Members' equity, December 31, 2001                                 $ 18,345,822
                                                                   ------------

Net loss                                                             (2,817,152)

Contributions                                                             4,491

Foreign currency translation adjustment                               1,749,377
                                                                   ------------

Members' equity, December 31, 2002                                   17,282,538

Net loss                                                             (2,090,148)

Distributions                                                        (4,269,459)

Foreign currency translation adjustment                               1,443,513
                                                                   ------------

Members' equity, December 31, 2003                                   12,366,444

Net loss                                                             (1,842,656)

Distributions                                                        (3,507,583)

Foreign currency translation adjustment                                 768,281
                                                                   ------------

Members' equity, December 31, 2004                                 $  7,784,486
                                                                   ============

Ridgewood UK, LLC
Consolidated Statements of Comprehensive Loss
--------------------------------------------------------------------------------

                                                  For the Year Ended December 31,
                                           -------------------------------------------
                                               2004           2003             2002
                                           -----------     -----------     -----------
Net loss                                   $(1,842,656)    $(2,090,148)    $(2,817,152)

Foreign currency translation adjustment        768,281       1,443,513       1,749,377
                                           -----------     -----------     -----------

Comprehensive loss                         $(1,074,375)    $  (646,635)    $(1,067,775)
                                           ===========     ===========     ===========

        See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                            For the Year Ended December 31,
                                                                    ----------------------------------------------
                                                                         2004            2003              2002
                                                                    ------------     ------------     ------------
Cash flows from operating activities:
   Net loss                                                         $ (1,842,656)    $ (2,090,148)    $ (2,817,152)

Adjustments to reconcile net loss to cash flows provided
  by (used in) operating activities, net of businesses acquired:
  Depreciation and amortization                                        5,161,765        3,547,985        2,978,809
  Stock compensation expense                                                  --               --          309,217
  Minority interest in CLPE Holdings, Ltd                               (222,034)        (335,996)        (779,603)
  Write-down of investments in power generation
        projects                                                              --               --          854,367
  Equity in earnings in Spanish landfill projects                             --               --          (94,781)
  Changes in assets and liabilities, net
    of businesses acquired
     (Increase) decrease in trade receivables                         (1,208,039)         541,293         (835,800)
     Decrease (increase) in other current assets                         252,735       (1,873,881)        (108,086)
     Decrease (increase) in other non-current assets                     141,396               --               --
     (Decrease) increase in accounts payable                          (1,889,150)       2,404,942         (220,624)
     (Decrease) increase in accrued expenses                            (443,911)       2,109,604           53,071
     Increase in other current liabilities                                32,667           13,138               --
     Increase (decrease) in deferred income taxes                        168,672         (242,699)        (259,482)
     (Decrease) increase in other non-current liabilities                     --          (79,208)          72,826
                                                                    ------------     ------------     ------------
          Total adjustments                                            1,994,101        6,085,179        1,969,914
                                                                    ------------     ------------     ------------
          Net cash provided by (used in) operating activities            151,445        3,995,031         (847,238)
                                                                    ------------     ------------     ------------

Cash flows from investing activities:
  Capital expenditures                                               (16,149,728)     (13,112,768)      (3,358,550)
  Investment in Spanish landfill projects                                     --               --         (395,887)
                                                                    ------------     ------------     ------------
          Net cash used in investing activities                      (16,149,728)     (13,112,768)      (3,754,437)
                                                                    ------------     ------------     ------------

Cash flows from financing activities:
  Construction advances - affiliates                                  12,100,122       41,473,868               --
  Capital lease obligations (principally affiliates)                  (1,188,817)        (201,809)              --
  Borrowings from bank                                                        --               --        5,504,004
  Repayments of bank debt                                             (1,610,669)      (1,140,205)        (866,895)
  Short term advances from affiliates                                     41,861          155,387          192,103
  Distributions to minority interest                                    (633,811)        (505,390)
  Distributions to members                                            (4,650,102)      (3,126,940)              --
                                                                    ------------     ------------     ------------
          Net cash provided by financing activities                    4,058,582       36,654,911        4,829,212
                                                                    ------------     ------------     ------------

Effect of exchange rate on cash and cash equivalents                   2,110,040        2,820,777          270,873
Net (decrease) increase in cash and cash equivalents                  (9,829,660)      30,357,951          498,410
Cash and cash equivalents at beginning of the period                  33,283,249        2,925,298        2,426,888
                                                                    ------------     ------------     ------------
Cash and cash equivalents at end of period                          $ 23,453,588     $ 33,283,249     $  2,925,298
                                                                    ------------     ------------     ------------

        See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 1
--------------------------------------------------------------------------------

1. Organization and Business Activity

On May 26, 1999, Ridgewood UK, LLC was formed as a Delaware limited liability company (the "Company"). On June 30, 1999, Ridgewood Electric Power Trust V ("Trust V") contributed $16,667,567 to the Company; in turn the Company's then wholly owned subsidiary, Ridgewood UK Ltd. ("UK Ltd."), purchased six landfill gas power plants located in the United Kingdom. During 2001, The Ridgewood Power Growth Fund (the "Growth Fund") contributed $5,817,006 to the Company in return for an approximate equity share of 30%. Approximately $3,400,000 of the contributed funds, along with bank financing, was used to acquire four landfill gas power plants in the United Kingdom with a capacity of 10.6 megawatts ("MWs"). Approximately $2,100,000 of the total purchase price of the acquired plants was assigned to the electric power sales contracts acquired and is being amortized over the life of the contracts (15 years).

On October 16, 2001, UK Ltd., through the issuance of approximately 24% of its shares and $2,000,000 cash under the terms of a merger agreement (the "UK Merger"), acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd and CLP Envirogas, Ltd. (collectively the "Management and Development Companies") and the equity and debt of new landfill projects. The Management and Development Companies previously developed the various landfill gas projects that were sold to UK Ltd. pursuant to the UK Merger. As a result of the acquisition, which totaled seven plants, UK Ltd. provides its own operation, management and development services. UK Ltd. was renamed CLPE Holdings Ltd. ("CLP") in 2001. In return for the stock issuance and $2,000,000 cash, CLP received plant and equipment valued at approximately $4,201,000, a 50% equity interest in landfill projects valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000. CLP also assumed liabilities of approximately $3,058,000. CLP assigned the electric power sales contracts and other intangibles acquired a value of $6,781,000, which is being amortized over the 15 year life of the underlying power sales contracts.

Since 2001, the members of the Company are Trust V and the Growth Fund (collectively, the "Trusts"), both Delaware business trusts. Trust V, which owns 70% of the Company, is managed by Ridgewood Renewable Power LLC ("Ridgewood Power"), its managing shareholder. The Growth Fund, which owns 30% of the Company, is managed by Ridgewood Power and Ridgewood Power VI LLC, its managing shareholders.

As of December 31, 2004, CLP owned twenty eight landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of approximately 42.2 MWs. Seventeen of the projects representing approximately
26.5 MWs sells electricity under a 15 year contract to the Non Fossil Purchasing Agency ("NFPA"), a non-profit organization that purchases electricity generated by renewable sources on behalf of all British utilities. The remaining eleven projects representing approximately 15.7 MWs are subject to PowerBank leases (see note 4) and sell this output under one year contracts. As of October 31, 2005, CLP owned thirty one landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of approximately 48.7 MWs.

Certain minority shareholders of CLP attempted to renovate certain older projects in the United Kingdom. Under the terms of the UK Merger agreement, if they were successful in renovating these projects and the projects met certain performance tests, CLP would be obligated to acquire the renovated projects in exchange for the issuance of additional shares in CLP. The number of shares to be issued was dependent on the projected financial performance of the renovated projects. If CLP issued the maximum number of shares to acquire the renovated projects, the Company's ownership of CLP would have fallen from 76.3% to 63.5%.

In the fourth quarter of 2002, CLP decided not to continue the development of two projects it received as part of the 2001 UK Merger and recorded a writedown of $854,367 to adjust the carrying value of the projects to zero. The writedown has been presented as a separate line item under other operating expenses in the Consolidated Statements of Operations.

As part of the UK Merger, the Company also acquired a 50% ownership in CLP Organogas SL ("Organogas"), a 2 MWs plant located in Seville, Spain, as well as a 50% interest in CLP Envirogas, SL,

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 2
--------------------------------------------------------------------------------

("Envirogas"), a management and development service company also located in Seville, Spain (collectively, the "Spanish Landfill Projects"). Under the terms of an agreement with one of its minority shareholders, effective January 1, 2003 the Company transferred its 50% interest in the Spanish Landfill Projects in return for a portion of the minority shareholder's interest in CLP. As a result of the transaction, the Company increased its ownership in CLP from 76% to 88%.

Beginning in 2002, the Company began to identify and develop sites in order to take advantage of the United Kingdom's Renewable Obligation incentive program ("RO"). The RO program requires electricity suppliers serving electric users in the U.K. to obtain renewable obligation certificates ("ROC") to demonstrate that a portion of their electricity supply portfolio was produced by qualified producers. Registered producers generate electricity from qualified renewable sources. Accordingly, the Company agreed to borrow funds from Ridgewood Renewable PowerBank LLC, an affiliated entity, to finance the Company's expansion in 2002. In 2003 and 2004, the Company borrowed funds from Ridgewood Renewable PowerBank II LLC, Ridgewood Renewable PowerBank III LLC and Ridgewood Renewable PowerBank IV LLC, all affiliates of the Company (as they have a common managing shareholder), to further finance expansion. As of December 31, 2004, the Company received advances totaling $53,770,169 from the four respective PowerBank Funds with the expectation to develop twenty nine projects with an operating capacity of 37.6 MWs. As of October 31, 2005, the Company had commissioned sixteen projects with a capacity of 21.3 MWs.

2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

The Company used the equity method of accounting for its investments in Organogas and Envirogas as the Company had the ability to exercise significant influence over their operating and financial policies. The Company's equity share of the operating results of Organogas and Envirogas were included in the consolidated statements of operations until they were disposed in 2003.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including provision for bad debts, carrying value of investments, amortization and depreciation of plant and equipment and electric power sales contracts, and recordable liabilities for litigation, contingencies and deferrals. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

New Accounting Standards and Disclosures

SFAS 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003, with no material impact on the financial statements.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 3
--------------------------------------------------------------------------------

SFAS 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS 145 effective January 1, 2003, with no material impact on the financial statements.

SFAS 146

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Company adopted SFAS 146 effective January 1, 2003, with no material impact on the financial statements.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted FIN 45 during the fourth quarter of 2002 with no material impact to the consolidated financial statements.

FIN 46R

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003, and apply in the first fiscal period ending after March 15, 2004, for variable interest entities created prior to January 1, 2004. The Company adopted the disclosure provisions of FIN 46 effective December 31, 2003, with no material impact to the consolidated financial statements. In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R") to clarify some of the provisions and to exempt certain entities from its requirements. The Company implemented the full provisions of FIN 46R effective January 1, 2004, with no material impact on the consolidated financial statements.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 effective July 1, 2003, with no material impact on the financial statements.

SFAS 150

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 effective July 1, 2003, with no material impact on the financial statements.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets--an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 4
--------------------------------------------------------------------------------

Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company adopted SFAS 153 effective June 15, 2005, with no material impact on the financial statements.

Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less, as cash and cash equivalents. Cash balances with banks as of December 31, 2004 and 2003 exceeds insured limits by approximately $23,406,000 and $33,239,000, respectively.

Trade receivables

Trade receivables are recorded at invoice price and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

Revenue recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occur during the month following delivery. Final billings typically do not vary significantly from estimates.

Foreign currency translation

The British Pound Sterling is the functional currency of the Company's operating subsidiaries. The consolidated financial statements of the Company's non-United States subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the foreign currency translation adjustment account in the members' equity section of the consolidated balance sheets. The cumulative foreign currency translation adjustment, which represents total accumulated other comprehensive income, included in shareholders' equity at December 31, 2004 and 2003 amounts to a gain of $2,224,109 and $1,455,828, respectively.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets, such as property, plant and equipment and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made annually by comparing the carrying value of an asset to the estimated future undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset.

Plant and equipment

Plant and equipment, consisting of land, power generation facilities, equipment and construction in-progress are stated at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which ranges from 3 to 20 years with a weighted average of 15 and 16 years at December 31, 2004 and 2003, respectively. During the years ended December 31, 2004, 2003 and 2002, the Company recorded depreciation expense of $3,525,107, $2,082,884 and $1,555,489, respectively.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 5
--------------------------------------------------------------------------------

Electric power sales contracts and other intangibles

A portion of the purchase price of the landfill gas power plants was assigned to the electric power sales contracts and is being amortized over the 15 year life of the contracts on a straight-line basis. During the years ended December 31, 2004, 2003, and 2002, the Company recorded amortization expense of $1,636,658, $1,465,101 and $1,423,320, respectively. The Company expects to record amortization expense during the next five years as follows:

                   Year Ended
                  December 31,                      Amortization
                  ------------                      ------------

                  2005                                $1,636,658
                  2006                                 1,636,658
                  2007                                 1,636,658
                  2008                                 1,636,658
                  2009                                 1,636,658

Supplemental cash flow information

Total interest paid during the years ended December 31, 2004, 2003 and 2002 was $4,007,812, $2,493,943 and $1,765,644, respectively.

During the years ended December 31, 2004 and 2003, construction advances of $14,083,446 and $10,582,075, respectively, were converted to capital leases.

Equipment acquired under non-affiliated capital leases during the years ended December 31, 2004 and 2003 amounted to $727,610 and $559,355, respectively.

Effective January 1, 2003, the Company transferred its 50% interest in the Spanish Landfill Projects, carried at $1,370,564 immediately prior to the transaction, in return for a portion of the minority shareholder's interest in CLP.

For the year ended December 31, 2003, the Company declared distributions to its members of $4,269,459, of which $3,126,940 was paid; the remaining $1,142,519 was paid in January 2004.

Stock-Based Compensation

The Company applied SFAS No. 123, Accounting for Stock-Based Compensation, in accounting for its stock option grants. Accordingly, compensation expense is recognized for fixed stock options as if the fair values of all stock options as of the grant date were recognized as expense over the vesting period in accordance with SFAS No. 123. The outstanding stock option grants vest over a three year period and have an exercise life of ten years from the date of grant. For the year ended December 31, 2002, the Company had approximately 1,450,000 of vested outstanding stock options and recorded compensation expense of $309,217. In 2003, the Company cancelled the plan. Accordingly, no outstanding options exist at December 31, 2004 and 2003.

Income taxes

The company uses the liability method in accounting for income taxes. Deferred income tax reflects, where required, the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes. No provision is made for United States income taxes in the accompanying consolidated financial statements as the United States income or loss of the Company is passed through and included in the tax returns of the members.

Reclassification

Certain items in previously issued financial statements have been reclassified for comparative purposes. This had no effect on income or loss.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 6
--------------------------------------------------------------------------------

3. Long-Term Debt

Following is a summary of long-term debt at December 31, 2004 and 2003:

                               2004              2003
                           ------------     ------------
Total long-term debt       $ 22,957,886     $ 22,756,062
Less - Current portion       (1,892,775)      (1,562,972)
                           ------------     ------------
Total long-term portion    $ 21,065,111     $ 21,193,090
                           ============     ============

In 2001, the Company renegotiated the terms of its long-term debt with its bank ("bank loan"). The renegotiated bank loans are repayable in semi annual installments each March 31st and September 30th through 2014. The installments vary in amount and include interest. At December 31, 2004, the outstanding debt bears interest at the following rates: $9,419,280 at 7.08%, $9,264,397 at 7.73% and $4,274,210 at LIBOR plus 1.31% (5.93% at December 31, 2004). At December 31, 2003, the outstanding debt bears interest at the following rates: $9,698,121 at 7.08%, $9,182,979 at 7.73%, and $3,874,962 at LIBOR plus 1.4% (5.48% at December
31, 2003). The notes to the bank loan are collateralized by substantially all of the assets of the projects and the underlying credit agreement requires certain of the Company's subsidiaries to maintain a debt service coverage ratio of 1.35 to 1 (as defined) as well as certain other ratios. At October 31, 2005, the UK Projects outstanding debt was current and in good standing with its bank.

Scheduled principal repayments of long-term debt are as follows:

                      Year Ended
                     December 31,            Payment
                     ------------            -------

                     2005                  $ 1,892,775
                     2006                    2,103,156
                     2007                    2,261,900
                     2008                    2,294,536
                     2009                    2,480,536
                      Thereafter            11,924,984
                                           ------------
                      Total                $ 22,957,887
                                           ============

The Company has substantially reduced its interest rate variability to the bank loan by entering into near term forward notional swap agreements with its bank. Each year the Company can reset and fix the interest rate it is charged on the long term portion of its bank loan or be charged the Company's prevailing available interest rate, approximately LIBOR plus 1.4%. On March 31, 2005, the Company reset the interest rate to 5.88% on the long term portion with the fixed rate expiring on March 31, 2006.

At December 31, 2004 and 2003, cash and cash equivalents include restricted balances of $3,228,453 and $2,649,442, respectively, which is equivalent to six months of principal and interest payments on the bank loan.

4. Capital Lease Obligations and Construction Advances

Commencing in 2002, the Company began to develop and construct expansion of certain existing facilities in order to take advantage of the RO programs (Note
1). As the Company required financing to maintain its expansion, it was decided to raise the necessary financing from affiliates. Accordingly, Ridgewood Power formed Ridgewood Renewable PowerBank LLC ("PB I") and began offering shares in the fourth quarter of 2002. During the second quarter of 2003, Ridgewood Power formed Ridgewood Renewable PowerBank II LLC ("PB II"); in the third quarter of 2003, Ridgewood Power formed Ridgewood Renewable PowerBank III LLC ("PBIII") and during the third quarter of 2004, Ridgewood Power formed Ridgewood Renewable PowerBank IV LLC ("PB IV"). Shortly after the formation of PBI, PBII, PBIII and PBIV (collectively, the "PowerBank Funds"), all affiliates of the Company, the offering period began for each respective PowerBank Fund. The proceeds raised by PowerBank Funds,

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 7
--------------------------------------------------------------------------------

less the offering costs incurred by the PowerBank Funds, were initially provided to the Company in the form of construction advances at the rate of approximately (pound)850,000 per MWs.

As of December 31, 2004, the Company received construction advances of $53,770,169 from the PowerBank Funds with the expectation to develop twenty nine projects with an operating capacity of 37.6 MWs. The following table reflects the construction advances and anticipated development per PowerBank Fund as of October 31, 2005.

             Offering            Net Funds          Anticipated      Anticipated
              Period           Available For      No. of Projects     Capacity
  Fund    Ended (Closed)       Construction *     to be Developed       (MW)
--------------------------------------------------------------------------------

   PBI       Apr 2003         $  9,478,645               5                7
  PBII       Jun 2003           16,227,833              10               11.6
  PBIII      Mar 2004           18,880,696              11                13
  PBIV       Nov 2004            9,182,995               3                 6

--------------------------------------------------------------------------------
  Total                       $ 53,770,169              29               37.6
--------------------------------------------------------------------------------

* In original $US, not impacted by currency translation

During the construction phase, the Company will pay construction period interest at a rate of 10% on the construction period advances to the PowerBank Funds for each respective project. Upon completion of construction and commencement of operations of a project ("commissioning"), construction period interest charges will cease, each respective facility site will be sold to the respective PowerBank Fund at a predetermined price ((pound)850,000 per MWs), and said project will be leased back to the Company subject to a 10 year minimum lease pursuant to sale-lease back agreements. Accordingly, the outstanding construction advances will convert to capital leases, determined on a project by project basis. The minimum term of the respective capital leases will run for 10 years and are payable in quarterly installments at a rate of 12% with no guaranteed residuals. For the years ended December 31, 2004, 2003 and 2002, the PowerBank Funds charged the Company construction period interest of $3,459,012, $1,236,900 and $0, respectively. The Company capitalized all of the construction period interest charges incurred during construction less interest income earned of $455,167, $379,306 and $0 for 2004, 2003 and 2002, respectively, and have included the net in the basis of the assets constructed. Interest on the PowerBank capital leases charged to the Company, and reflected within interest expense on the accompanying consolidated statements of operations, was $2,058,306, $581,220 and $0 in 2004, 2003 and 2002, respectively.

As of December 31, 2004 and 2003, the Company's capital lease obligations and construction advances outstanding with the respective PowerBank Funds are as follows:

                                   2004                                                       2003
          ----------------------------------------------------        ------------------------------------------------------
          No. of Projects     Capital Lease       Construction        No. of Projects     Capital Lease        Construction
Fund        Commissioned        Obligation          Advances           Commissioned         Obligation           Advances
----------------------------------------------------------------------------------------------------------------------------
 PBI             5             $ 10,500,476      $         --               5              $ 10,305,811         $         --
PBII             6               13,717,295         4,912,830               --                       --           17,536,010
PBIII           --                       --        21,288,930               --                       --           16,980,949
PBIV            --                       --         9,825,660               --                       --                   --
--------------------------------------------------------------        ------------------------------------------------------
Total           11             $ 24,217,771      $ 36,027,420               5              $ 10,305,811         $ 34,516,959
--------------------------------------------------------------        ------------------------------------------------------

Through  October 31, 2005, the Company  commissioned an additional five projects
and  converted   $8,540,766   from   construction   advances  to  capital  lease
obligations.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 8
--------------------------------------------------------------------------------

In addition to the PowerBank capital lease arrangements previously disclosed, the Company also leases vehicles and equipment under various lease agreements which vary in terms and rates ranging from 7.4% to 8.9%. At December 31, 2004 and 2003, the capital lease obligation for these assets was $1,265,299 and $665,062, respectively.

Following is a summary of all capital lease obligations at December 31, 2004 and 2003:

                                                       2004            2003
                                                   -----------     -----------
Gross payments                                     $41,646,201     $18,221,900
Less - imputed interest                             16,163,131       7,251,027
                                                   -----------     -----------
Total capital lease obligation                      25,483,060      10,970,873
Less - current maturity                              1,829,552         772,554
                                                   -----------     -----------
Capital lease obligation- long-term portion        $23,653,518     $10,198,319
                                                   -----------     -----------

At December 31, 2004, remaining scheduled repayments of capital lease obligation principal are as follows:

Year Ended
December 31,               Repayment
------------               ---------
   2005                   $ 1,829,552
   2006                     1,976,045
   2007                     2,175,496
   2008                     2,429,685
   2009                     2,740,147
Thereafter                 14,332,141
                          -----------
   Total                  $25,483,070
                          -----------

Included in plant and equipment are assets under capital lease obligation with a cost of $23,244,429 and $8,428,312 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, accumulated depreciation on capital lease obligation amounted to $2,071,095and $391,270, respectively.

5. Purchase Commitments

At December 31, 2004, the Company had committed to purchase fifteen engines, with an approximate cost of $5,100,000, and had contracted various development costs, with an approximate cost of $1,400,000. The Company anticipates that its purchase commitments will be fulfilled over the next two years. The engines and development costs acquired are to be used in the Company's continued expansion under the RO program. Upon completion of the respective facilities, such facilities will be sold and leased back to the Company pursuant to the terms described in Note 4.

6. Electric Power Sales Contract

The Company is committed to sell all of the output from seventeen of its projects, representing 26.5 MWs, to the NFPA, a non-profit organization that purchases electricity generated by renewable sources (such as landfill gas power plants) on behalf of all British utilities in order to meet British environmental protection goals. The electricity prices are adjusted annually by a factor equal to the percentage increase in the United Kingdom Retail Price Index. The output of the Company's remaining eleven projects, representing 15.7 MWs and subject to PowerBank financing, is sold under one year contracts. The pricing and terms of these contracts are subject to change and reflect market conditions at the time they are entered into.

7. Investments

The Company owned 50% interests in the Spanish Landfill Projects located in Seville, Spain, which was obtained as part of the UK Merger. The Company accounted for its ownership in the Spanish Landfill Projects under the equity method of accounting. Effective January 1, 2003, the Company entered into an

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                                Page 9
--------------------------------------------------------------------------------

agreement with one of its minority shareholders. Under the terms of the agreement, the Company transferred its 50% interest in the Spanish Landfill Projects in return for a portion of the minority shareholder's interest in the Company. This exchange resulted in a reduction to the minority interest liability that was approximately $1.2 million greater than the recorded value of the investments. Since the investments were only held for slightly more than one year, the company recognized proportional corresponding reductions to the plant and equipment and electric power sales contract acquired in the UK Merger. As a result of the transaction, the Company increased its ownership in UK Ltd. from 76% to 88%.

8. Fair Value of Financial Instruments

At December 31, 2004 and 2003, the carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, construction advances, long-term debt and capital lease obligations approximates their fair value. The majority of the capital lease obligations and all of the construction advances relate to the sales-lease back agreements between the Company and its affiliated PowerBank Funds.

9. Transactions with Affiliates

From time to time, the Company records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest. At December 31, 2004 and 2003, the Company had outstanding payables with the following affiliates:

                           2004          2003
                        ----------    ----------
Trust V                 $  399,042    $1,166,214
Growth Fund                262,350       595,837
Other                           --       150,947
                        ----------    ----------
Total                   $  661,392    $1,912,998
                        ==========    ==========

10. Income Taxes

For the year ended December 31, 2004, the Company recorded an income tax provision for UK income taxes of $168,670 on U.K. losses before income taxes and minority interest of $1,761,311. The Company recorded an income tax benefit of $347,639 and $168,847 for the years ended December 31, 2003 and 2002, respectively, on U.K. losses before income taxes and minority interest of $2,773,783 and $3,765,602, respectively. The income tax benefit/provision recorded is 30%, the statutory corporate tax rate of the U.K. At December 31, 2004 and 2003, the Company had a deferred net tax liability of $994,072 and $753,979, respectively. The significant component of the Company's deferred income tax liability is principally attributable to the taxable temporary difference arising from accelerated depreciation for tax purposes and straight line depreciation for book purposes on its plant and equipment.

At December 31, 2004, the Company had approximately $980,000 in net operating losses available for an unlimited carry-forward period, which results in a deferred tax asset in the amount of $295,000. The Company's net operating losses may be somewhat limited in their utilization due to the tax structure in the United Kingdom. Accordingly, the Company has determined, based upon the weight of available evidence, that it is more likely than not that all of the deferred tax assets resulting from the foreign operating losses will not be realized and recorded a valuation allowance for $295,000. In 2004 and 2003, the net operating losses utilized were approximately $232,000 and $0, respectively.

The following is a reconciliation of the income tax expense (benefit) computed using the statutory foreign income tax rate to the actual income tax expense (benefit) and its effective income tax rate.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                               Page 10
--------------------------------------------------------------------------------

                                                        Year ended December 31,
                            -----------------------------------------------------------------------------------
                                       2004                       2003                        2002
                            --------------------------    ------------------------   --------------------------
                                            Percent of                 Percent of                   Percent of
                                              pretax                     pretax                       pretax
                                Amount        income        Amount       income         Amount         income
                            --------------------------    ------------------------   --------------------------
Income tax benefit at
  foreign statutory rate      (528,393)       -30.0%       (809,750)      -30.0%     (1,129,681)       -30.0%
Amortization of
  foreign intangibles          482,018         27.4%       408,885         15.1%        524,529         13.9%
Other                          215,045         12.2%        53,226          2.0%        436,305         11.6%
                            --------------------------    ------------------------   --------------------------
Income tax expense
  (benefit)                    168,670          9.6%      (347,639)       -12.9%       (168,847)        -4.5%
                            --------------------------    ------------------------   --------------------------

Components of the Company's Income tax expense (benefit) are as follows:

                                        -------------------------------------
                                           2004          2003          2002
                                        -------------------------------------
  Income tax expense (benefit):
    Current tax                         $      --     $(106,637)    $      --
    Deferred tax                          168,670      (241,002)     (168,847)
                                        -------------------------------------
                                        $ 168,670     $(347,639)    $(168,847)
                                        =====================================